UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Bristow Group Inc.

(Name of Issuer)

Common Stock ($.01 par value)

(Title of Class of Securities)

676255 10 2

(CUSIP Number)

Mr. Graeme P. Denison, Caledonia Investments plc, Cayzer House, 30 Buckingham

Gate, London England SW1E 6NN (44-20-7802-8080)

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

September 19, 2006

(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 676255 10 2	13D	Page 2 of 11 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

Caledonia Investments plc
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER

- 0 -
8) SHARED VOTING POWER

1,875,080(1)
9) SOLE DISPOSITIVE POWER

- 0 -
10) SHARED DISPOSITIVE POWER

1,875,080(1)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,875,080(1)
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.89%
14)	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	Includes 347,280 shares of common stock that are issuable to Caledonia Investments plc upon its conversion of its 300,000 shares of non-voting 5.50% mandatory convertible preferred stock of Bristow Group Inc.

CUSIP NO. 676255 10 2	13D	Page 3 of 11 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

The Cayzer Trust Company Limited
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

Not applicable
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER

- 0 -
8) SHARED VOTING POWER

1,875,080(1)
9) SOLE DISPOSITIVE POWER

- 0 -
10) SHARED DISPOSITIVE POWER

1,875,080(1)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,875,080(1)
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.89%
14)	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	Includes 347,280 shares of common stock that are issuable to Caledonia Investments plc upon its conversion of 300,000 shares of non-voting 5.50% mandatory convertible preferred stock of Bristow Group Inc.

Schedule 13D

(Amendment No. 4)

Under the Securities and Exchange Commission Act of 1934

Item 1. Security and Issuer

This Amendment No. 4 on Schedule 13D (this “Statement”) relates to the common stock, $.01 par value per share (“Common Stock”), of Bristow Group Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2000 Sam Houston Parkway South, Suite 1700, Houston, TX 77042.

Item 2. Identity and Background

(a) This Statement is filed by Caledonia Investments plc (“Caledonia” or the “Reporting Person”) as the beneficial owner of 1,875,080 shares of Common Stock or 7.89% of the outstanding shares of Common Stock, previously referenced on page 2. The Cayzer Trust Company Limited (“Cayzer” or the “Additional Person”) may be deemed to control Caledonia given its direct holdings of 33.33% of the outstanding capital stock of Caledonia. Cayzer disclaims beneficial ownership of the Common Stock, including the shares acquired by Caledonia as described in Item 4 of the Statement. Furthermore, the filing of this Statement should not be construed as an admission that any control relationship between Caledonia and Cayzer actually exists.

(b), (c) and (f) The principal business address for Caledonia and Cayzer is Cayzer House, 30 Buckingham Gate, London, England SW1E 6NN. Caledonia is an investment trust company and Cayzer is an investment holding company, both of which are organized under the laws of England and Wales. The names, principal occupation and addresses of the officers and directors of Caledonia and Cayzer are set forth on Schedule A hereto and are incorporated herein by reference. Certain additional information about the officers and directors of Caledonia and Cayzer is set forth on Schedule A hereto and is incorporated herein by reference.

(d) - (e) During the last five years, neither the Reporting Person nor the Additional Person, according to the Reporting Person’s knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On September 19, 2006, Caledonia purchased 300,000 shares of 5.50% mandatory convertible preferred stock, par value $0.01 per share (the “Preferred Stock”) of the Issuer in a public offering at a price of $50.00 per share, or $15.0 million in the aggregate. Caledonia paid the aggregate purchase price from its working capital.

Between September 26 and September 28, 2006, Caledonia purchased an additional 227,800 shares of Common Stock of the Issuer in the open market at an average net purchase price of $33.72. The funds for the purchase of these additional shares were also drawn from Caledonia’s working capital.

Item 4. Purpose of Transaction

On September 19, 2006, Caledonia completed the purchase of 300,000 shares of Preferred Stock of the Issuer in a public offering. The Preferred Stock is immediately convertible by Caledonia into shares of Common Stock at the conversion rate of 1.1576 shares of Common Stock (subject to future antidilution adjustments) for each share of Preferred Stock, which upon any such conversion of all of the Preferred Stock would equal 347,280 shares of Common Stock. Each share of the Preferred Stock, however, will automatically convert on September 15, 2009, into between 1.1576 and 1.4180 shares of Common Stock, subject to anti-dilution adjustments and depending on the average closing price per share of the Issuer’s common stock over the 20 trading day period ending on the third trading day prior to such date. The Preferred Stock also has a liquidation preference of $50.00 per share, plus any accrued, cumulated and unpaid dividends.

Between September 26 and September 28, 2006, Caledonia purchased an additional 227,800 shares of Common Stock of the Issuer in the open market at an average net purchase price of $33.72.

Caledonia may, from time to time, increase, reduce or dispose of its investment in the 1,527,800 shares of Common Stock or the 300,000 shares of Preferred Stock of the Issuer that Caledonia has voting and dispositive power over, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock and Preferred Stock of the Issuer, the availability of funds, borrowing costs, the strategic value of the investment to Caledonia and other considerations.

Other than as described above, Caledonia currently has no plan or proposal which relates to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although Caledonia reserves the right to develop such plans or proposals consistent with applicable law.

Item 5. Interest in Securities of Issuer

(a) As of the date this Statement is executed, Caledonia is the direct beneficial owner of 1,527,800 shares of Common Stock of the Issuer plus an additional 347,280 shares of Common Stock issuable upon the conversion of 300,000 shares of Preferred Stock. This holding represents approximately 7.89% of the total of 23,430,430 shares of Common Stock of the Issuer currently outstanding according to the Issuer’s quarterly report for the quarter ended June 30, 2006 on Form 10-Q filed on August 8, 2006, plus the 347,280 shares of Common Stock that are issuable to Caledonia upon its conversion of its 300,000 shares of Preferred Stock of the Issuer. By virtue of the relationships described in Item 2, Cayzer Trust may be deemed to share indirect beneficial ownership of the shares of Common Stock of the Issuer owned directly by Caledonia. Cayzer Trust disclaims all such beneficial ownership. Furthermore, the filing of this Statement should not be construed as an admission that any control relationship between Caledonia and Cayzer Trust actually exists.

(b) Caledonia has the power to vote or direct the vote, and dispose or direct the disposal of the 1,527,800 shares of Common Stock of the Issuer. Caledonia has the power to dispose or direct the disposal of the 300,000 shares of Preferred Stock.

(c) Except as disclosed in Item 4, there have been no transactions in the Common Stock or Preferred Stock of the Issuer by Caledonia.

(d) Caledonia has the right to receive and the power to direct receipt of dividends from the shares of Common Stock and Preferred Stock of the Issuer that it holds.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under the terms of the Master Agreement dated December 12, 1996 among the Issuer, CIS, Caledonia and certain other persons (the “Master Agreement”), the Supplemental Letter Agreement to the Master Agreement dated December 19, 1996 and the Assignment dated December 12, 2002, Caledonia was given the right to designate two directors on the Issuer’s board of directors, provided that Caledonia had: (1) at least 1,000,000 shares of Common Stock of the Issuer or (2) at least 49% of the total outstanding ordinary shares of Bristow Aviation Holdings Limited. If any director appointed by Caledonia declined or was unable to serve on the Issuer’s board of director, the remaining Caledonia director had the right to designate another person to serve.

The summary of the transactions and rights described above is qualified in its entirety by reference to the Master Agreement, Supplemental Letter Agreement and the Assignment have been previously filed as exhibits on the dates set forth in Item 7.

Item 7. Material to Be Filed as Exhibits

Exhibits
1	The Master Agreement dated December 12, 1996 is incorporated by reference to Exhibit to a Current Report on Form 8-K filed by Issuer with The Securities and Exchange Commission on January 3, 1997.

2	Supplemental Letter Agreement dated December 19, 1996 to the Master Agreement, previously filed with the Securities and Exchange Commission under this Schedule 13D on April 23, 1997.

3	The Purchase Agreement between Caledonia and CIS, dated December 4, 2002 filed with the Securities and Exchange Commission under this Schedule 13D on December 17, 2002.

4	Assignment from CIS to Caledonia dated December 12, 2002 filed with the Securities and Exchange Commission under this Schedule 13D on December 17, 2002.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2006	CALEDONIA INVESTMENTS PLC

	By:	/s/ Graeme Denison
	Name:	Graeme Denison
	Title:	Company Secretary

September 29, 2006	THE CAYZER TRUST COMPANY LIMITED

	By:	/s/ Dominic V. Gibbs
	Name:	Dominic V. Gibbs
	Title:	Company Secretary

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

Schedule A to Schedule 13D

(i) Directors and Executive Officers of Caledonia Investments plc

Name	Residence	Principal Occupation	Citizenship
C. M. Allen-Jones	Beacon House Arkesden Nr. Saffron Walden Essex CB11 4HF England	Retired	United Kingdom

P. N. Buckley	6 Albert Place London W8 5PD England	Chairman, Caledonia Investments plc	United Kingdom

J. H. Cartwright	Rectory Meadow Hawthorn Place, Penn Buckinghamshire HP10 8EH England	Finance Director, Caledonia Investments plc	United Kingdom

Hon. C. W. Cayzer	Brizes Lodge Leafield Road Chipping Norton Oxfordshire OX7 3DD England	Executive Director, Caledonia Investments plc	United Kingdom

J. M. B. Cayzer-Colvin	Ogbury House Great Dunsford Salisbury Wiltshire SB4 6AZ England	Executive Director, Caledonia Investments plc	United Kingdom

M. E. T. Davies	Admington Hall Shipston-on-Stour Warwickshire CV36 4JN England	Director, Fleming Family & Partners Ltd.	United Kingdom

Name	Residence	Principal Occupation	Citizenship
G. P. Denison	48 Queens Road Hertford Hertfordshire SG13 8BB England	Company Secretary, Caledonia Investments plc	United Kingdom

R Goblet d’Alviella	Rue du Village 5 B-1490 Court Saint Etienne Brussels Belgium	Chief Executive Officer Sofina sa	Belgium

T. C. W. Ingram	6 Ranelagh Avenue London SWG 3PJ England	Chief Executive, Caledonia Investments plc	United Kingdom

J. R. H. Loudon	Olantigh Wye Ashford Kent, England TN25 5EW	Company Director	United Kingdom

J.M. May	Hill House Arkesden Essex CB11 4EX England	Executive Director Caledonia Investments plc	United Kingdom

D. G. F. Thompson	Albrighton Hall High Street Albrighton Wolverhampton WV7 3JQ England	Chairman, The Wolverhampton & Dudley Breweries plc	United Kingdom

W. P. Wyatt	Bleak House 14 The Hollow Knossington Oakham Leicestershire LE15 8LR England	Executive Director Caledonia Investments plc	United Kingdom

(ii) Directors and Executive Officers of The Cayzer Trust Company Limited

Name	Residence	Principal Occupation	Citizenship
P. N. Buckley	6 Albert Place London W8 5PD England	Chairman, Caledonia Investments plc	United Kingdom

Hon. C. W. Cayzer	Brizes Lodge Leafield Road Chipping Norton Oxfordshire OX7 3DD England	Executive Director, Caledonia Investments plc	United Kingdom

P. R. Davies	No. 6 Belvedere House Priory Road, Sunningdale, Berkshire SL5 9RH England	Solicitor	United Kingdom

D. V. Gibbs	Flat 2 143 Finborough Road London SW10 9AW England	Director and Company Secretary, The Cayzer Trust Company Limited	United Kingdom

Hon. Mrs. Gilmour	Flat 8 62 Rutland Gate London SW7 1PJ England	Art Historian	United Kingdom

I. A. Leeson	Eaton House 7 Eaton Park Cobham Surrey KT11 2JF England	Chartered Accountant	United Kingdom

M. G. Wyatt	Pippin Park Lidgate, Newmarket Suffolk CB8 9PP England	Retired	United Kingdom